Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

November 18, 2024

Mr. Abe Friedman

Ms. Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited
Response to the Staff’s Comments on the Annual Report on Form 20-F for the fiscal year ended August 31, 2023 (File No. 001-38077) and Correspondence dated September 20, 2024

Dear Mr. Friedman and Ms. Brillant,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated November 1, 2024 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended August 31, 2023 filed on January 2, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Correspondence Dated September 20, 2024

Cash Flows Through Our Organization, page vii

1.	We note your proposed disclosure in response to prior comment 10 and reissue it in part. Please disclose your intentions to distribute earnings and to settle amounts owed under the VIE agreements.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated September 20, 2024 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Cash Flows Through Our Organization

…

We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Bright Scholar Holdings, its subsidiaries, the VIEs and investors. We expect to continue to distribute earnings and settle the service fees owed under the VIE contractual arrangements at the request of Zhuhai Bright Scholar and based on our business needs. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.”

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin       beijing       boston       BOULDER       brussels       hong kong       london       los angeles          new york       palo alto
SALT LAKE CITY       san diego       san francisco       seattle       shanghai        washington, dc       wilmington, de

2.	We note your proposed disclosure in response to prior comment 11 and reissue it in part. Please amend your risk factors section to clearly state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated September 20, 2024 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

…

Risk Factor Summary

…

Risks Related to Doing Business in China

…

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

…

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and increased scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the VIEs to transfer cash. To the extent cash in our PRC and/or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries or the VIEs by the PRC government to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to meet our currency demand. See “Introduction—Cash Flows through Our Organization.”

Risk Factory Summary, page 2

3.	We note your proposed disclosure in response to prior comment 13. Please revise to clearly state that the Chinese government may intervene or influence your operations at any time. Additionally, please ensure that the cross-references accompanying each summary risk factor includes the page number on which the related risk factor is located.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated September 20, 2024 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

…

Risk Factor Summary

…

Risks Related to Doing Business in China

●	PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business”, “—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” and “—Risks Related to Doing Business in China—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the affiliated entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting” on pages 30, 39 and 40 of this annual report;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” on page 31 of this annual report;

●	The PRC government may intervene or influence our operations at any time. The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals” on page 31 of this annual report;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” on pages vii and 36 of this annual report;

●	We face risks arising from the increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us. See “—Risk Factors—Risks Related to Doing Business in China—Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations” on page 32 of this annual report;

●	We face risks arising from the unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise”. See “—Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 32 of this annual report;

●	We face risks arising from the significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries. See “—Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain preferential treatments” on page 33 of this annual report;

●	We face risks arising from the significant uncertainties in the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. See “—Risk Factors—Risks Related to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may face significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations” on page 34 of this annual report; and

●	We face risks arising from the uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies. See “—Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies” on page 35 of this annual report.”

***

If you have any questions regarding the 2023 Form 20-F, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Hui Zhang, Chief Financial Officer, Bright Scholar Education Holdings Limited